Exhibit 12.1

January 3, 2017

Alcoa GreenTech Inc.

540 Frontage Road

Suite 3345-3375

Northfield, IL 60093-1233

(847) 784-0036

Re:       Securities Qualified under Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as counsel in connection with your filing of an Offering Statement on Form 1-A (CIK No. 000-1691363) (as amended or supplemented, the "Offering Statement") pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), relating to the qualification of the Offering Statement and the offering by Alcoa GreenTech Inc., a Nevada corporation (the “Company”) of up to 4,000,000 of the Company’s common shares, $0.001 par value per share (the “Shares”).

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

The opinion set forth below is limited to the Nevada Revised Statutes (which includes reported judicial decisions interpreting the Nevada Revised Statutes).

Based on the foregoing, we are of the opinion that the Company Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of that certain Subscription Agreement, a form of which is included in the Offering Statement as Exhibit 4.1, the Company Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the inclusion of this opinion as Exhibit 12.1 to the Offering Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ J.M. Walker & Associates

J.M. Walker & Associates